SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                   Report on Form 6-K dated November 10, 2004


                              --------------------

                                    HEAD N.V.

                                    Blaak 16
                                3011 TA Rotterdam
                                 The Netherlands
                              --------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                   Form 20-F: |X|            Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                         Yes: |_|            No: |X|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                         Yes: |_|            No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                         Yes: |_|            No: |X|


Enclosures:   HEAD N.V. Quarterly Report for the period ended September 30, 2004

                                    HEAD N.V.
                                QUARTERLY REPORT
                              For the Period Ended
                               September 30, 2004


              INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS



ITEM 1.       FINANCIAL STATEMENTS

              Condensed Consolidated Balance Sheet as of December 31, 2003 and Unaudited Condensed Consolidated Balance Sheet as of September 30, 2004

              Unaudited Condensed Consolidated Statements of Operations for the three months and nine months ended September 30, 2003 and 2004

              Unaudited Condensed Consolidated Statements of Comprehensive Income for the three months and nine months ended September 30, 2003 and 2004

              Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2003 and 2004

              Notes to the Unaudited Condensed Consolidated Financial Statements

ITEM 2.       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
              CONDITION AND RESULTS OF OPERATIONS

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS


         This report contains forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. The words "anticipates", "believes", "estimates", "expects", "plans", "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management and are subject to various risks, uncertainties and contingencies which could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements. These risks, uncertainties and contingencies include, but are not limited to, the following:

           o    our ability to implement our business strategy;
           o    our liquidity and capital expenditures;
           o    our ability to obtain financing;
           o our ability to realize the cost savings we expect to achieve from our cost reduction program;
           o    competitive pressures and trends in the sporting goods industry;
           o    our ability to compete, including internationally;
           o    our ability to introduce new and innovative products;
           o cyclicality and economic condition of and anticipated trends in the industries we currently serve;
           o    legal proceedings and regulatory matters;
           o    our ability to fund our future capital needs, and
           o    general economic conditions.

         Actual results and events could differ materially from those contemplated by these forward-looking statements. In light of the risks and uncertainties described above, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this report will in fact occur. You are cautioned not to place undue reliance on these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements.

                           PRESENTATION OF INFORMATION

         We have rounded percentages and some amounts contained herein for ease of presentation, and sometimes amounts may not add due to this rounding. We have presented most amounts in U.S. dollars. In some cases, this report contains translations of euro amounts into U.S. dollars at specified rates solely for the convenience of the reader. You should not construe these translations as representations that the euro amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

Unless otherwise indicated, U.S. dollar amounts have been translated from euro amounts to U.S. dollars, based on the European Central Bank rates. On September 30, 2004, the rate was euro 0.805867 = $1. The table below shows the exchange rates, as expressed in euro per one U.S. dollar, for the period ended September 30, 2003, December 31, 2003 and September 30,2004.

                    September 30,     December 31,   September 30,
1 U.S. dollar =        2003               2003           2004
------------------------------------------------------------------
Euro                  0.858222          0.791766       0.805867

                                   HEAD N.V.
                          ITEM 1: FINANCIAL STATEMENTS
                      CONDENSED CONSOLIDATED BALANCE SHEET

                                                    December 31,  September 30,
                                                        2003          2004
                                                    ------------- -------------
                                                                   (unaudtied)
                                                           (in thousands)
ASSETS
Cash and cash equivalents..........................  $   41,312   $   49,592
Restricted cash....................................       2,842        6,362
Accounts receivable, net of allowance for doubtful
  accounts of $15,822 and $14,293, respectively....     195,998      158,176
Inventories, net...................................      78,644      123,657
Assets held for sale (see Note 11).................       2,556        2,771
Prepaid expense and other current assets...........      17,764       22,116
                                                     ----------   ----------
   Total current assets............................     339,116      362,674
Marketable securities..............................       2,826        2,623
Property, plant and equipment, net.................      76,694       75,132
Intangible assets, net.............................      20,236       20,236
Deferred income taxes..............................      92,060       68,910
Other non-current assets...........................       6,653        8,445
                                                     ----------   ----------
   Total assets....................................  $  537,586   $  538,020
                                                     ==========   ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable...................................  $   39,468   $   39,349
Accrued expenses and other current liabilities.....      51,892       51,509
Short-term borrowings..............................      37,490       36,060
Current portion of long-term borrowings............       3,392        3,029
                                                     ----------   ----------
   Total current liabilities.......................     132,241      129,946
Long-term borrowings...............................     143,951      187,014
Other long-term liabilities........................      19,669       18,819
                                                     ----------   ----------
   Total liabilities...............................     295,861      335,779
Minority interest..................................           9            9
Commitments and contingencies
Stockholders' Equity:
Common stock and additional paid in capital, net
  of treasury stock 0.20 EUR par value; 39,820,677
  shares issued....................................     139,490      139,968
Retained earnings..................................      53,084       16,065
Accumulated other comprehensive income.............      49,142       46,198
                                                     ----------   ----------
   Total stockholders' equity......................     241,716      202,231
                                                     ----------   ----------
   Total liabilities and stockholders' equity......  $  537,586   $  538,020
                                                     ==========   ==========

          The accompanying notes are an integral part of the condensed consolidated financial statements.

                                    HEAD N.V.
                          ITEM 1: FINANCIAL STATEMENTS
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                        For the Three Months                    For the Nine Months
                                                         Ended September 30,                    Ended September 30,
                                                  ---------------------------------         ------------------------------
                                                     2003                  2004                 2003              2004
                                                  ------------         ------------         -----------       -------------
                                                  (unaudited)          (unaudited)          (unaudited)       (unaudited)
                                                                  (in thousands, except per share data)
REVENUES:
Product revenues..............................    $  114,559           $  120,730           $   262,613       $  292,428
Licensing revenues............................         2,023                1,931                 6,754            7,833
                                                  ------------         ------------         ------------      -------------
Total revenues................................       116,581              122,661               269,366          300,261
Cost of sales.................................        70,532               73,908               167,838          181,994
                                                  ------------         ------------         ------------      -------------
Gross profit..................................        46,049               48,753               101,528          118,267
Selling and marketing expense.................        27,975               29,512                82,630           87,971
General and administrative expense
  (excluding non-cash compensation expense,
  see Note 11)................................         9,792                3,386                27,790           24,289
Non-cash compensation expense.................           164                  139                   491              416
Restructuring costs (see Note 11).............           390                  419                   875            1,671
                                                  ------------         ------------         ------------      -------------
Operating income (loss).......................         7,729               15,297               (10,258)           3,921
Interest expense..............................        (3,444)              (4,193)              (10,241)         (21,426)
Interest income...............................           173                  330                   731            1,300
Foreign exchange gain (loss)..................          (478)                (167)                 (165)             300
Other income (expense), net...................           (97)                 (16)                 (115)              18
                                                  ------------         ------------         ------------      -------------
Income (loss) from operations before income
   taxes......................................         3,883               11,252               (20,048)         (15,887)

Income tax benefit (expense):
   Current....................................           553               (1,724)                 (990)          (3,012)
   Deferred...................................        (2,256)              (1,418)                4,431          (18,120)
                                                  ------------         ------------         ------------      -------------
Income tax benefit (expense)..................        (1,703)              (3,142)                3,441          (21,131)
                                                  ------------         ------------         ------------      -------------
Net income (loss).............................    $    2,180           $    8,110           $   (16,607)      $  (37,019)
                                                  ============         ============         ============      =============
Earnings per share, basic and diluted
   Net income (loss)..........................    $     0.06                 0.22                 (0.46)           (1.02)

Weighted average shares outstanding
   Basic......................................         36,189               36,214                36,388           36,191
   Diluted....................................         37,492               36,214                36,388           36,191


   The accompanying notes are an integral part of the condensed consolidated financial statements.

                                    HEAD N.V.
                          ITEM 1: FINANCIAL STATEMENTS
            CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME


                                                        For the Three Months
                                                        Ended September  30,
                                                     ---------------------------
                                                        2003            2004
                                                     ----------      -----------
                                                    (unaudited)      (unaudited)
                                                          (in thousands)

Net income.....................................      $  2,180         $ 8,110
  Other comprehensive income:
    Unrealized gain (loss) on derivatives
    instruments (net of tax of $242 and
    $28, respectively).........................          469              (55)
    Less: reclassification adjustment for
        derivative gains recorded in net
        income (net of tax of $43 and $85,
        respectively)..........................           (83)            (165)
    Foreign currency translation adjustment....         2,425            2,368
                                                     --------         ---------
Total comprehensive gain.......................      $  4,991         $ 10,258
                                                     ========         =========

                                                        For the Nine Months
                                                        Ended September 30,
                                                     ---------------------------
                                                        2003            2004
                                                     ----------      -----------
                                                    (unaudited)      (unaudited)
                                                          (in thousands)

Net loss.......................................     $(16,607)         $(37,019)
  Other comprehensive income:
    Unrealized gain (loss) on derivatives
    instruments (net of tax of $331 and
    $77, respectively).........................          643              (150)
    Less: reclassification adjustment for
        derivative gains recorded in net loss
        (net of tax of $336 and $208,
        respectively)..........................         (653)             (404)
    Gain on repurchase of senior notes
        (see Note 9)...........................           --               665
    Foreign currency translation adjustment....       16,316            (3,054)
                                                   ----------         ----------
Total comprehensive loss.......................    $    (301)         $(39,962)
                                                   ==========         ==========


          The accompanying notes are an integral part of the condensed consolidated financial statements.

                                    HEAD N.V.
                          ITEM 1: FINANCIAL STATEMENTS
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                          For the Nine Months Ended
                                                                                                 September 30,
                                                                                          --------------------------
                                                                                             2003           2004
                                                                                          -----------   ------------
                                                                                          (unaudited)    (unaudited)
                                                                                                 (in thousands)

OPERATING ACTIVITIES:
  Net loss...................................................................          $    (16,607)       $   (37,019)
  Adjustments to reconcile net loss to net cash provided
    by operating activities:
    Depreciation and amortization............................................                14,775             14,449
    Amortization of debt issuance cost (see Note 9)..........................                   916              3,620
    Provision for leaving indemnity and pension benefits.....................                   172               (481)
    (Gain) loss on sale of property, plant and equipment.....................                   106             (5,570)
    Non-cash compensation expense............................................                   491                416
    Deferred tax (income) expense............................................                (4,431)            18,120
  Changes in operating assets and liabilities:
    Accounts receivable......................................................                21,388             42,345
    Inventories..............................................................               (25,804)           (45,783)
    Prepaid expense and other assets.........................................                (1,095)              (520)
    Restructuring costs (see Note 11)........................................                    --             (4,774)
    Accounts payable, accrued expenses and other liabilities.................                 5,025              5,403
                                                                                           ---------          ---------
  Net cash used for operating activities.....................................                (5,065)            (9,795)
                                                                                           ---------          ---------
INVESTING ACTIVITIES:
    Purchase of property, plant and equipment................................               (12,148)           (15,579)
    Proceeds from sale of property, plant and equipment......................                   302                546
    Repurchase of senior notes...............................................                    --             (6,021)
    Sale (purchase) of marketable securities.................................                   (27)              (160)
                                                                                           ---------          ---------
  Net cash used for investing activities.....................................               (11,873)           (21,214)
                                                                                           ---------          ---------
FINANCING ACTIVITIES:
    Change in short-term borrowings, net.....................................                 7,923             (1,925)
    Proceeds from long-term debt.............................................                   410            168,336
    Payments on long-term debt...............................................                (1,936)          (120,588)
    Purchase of treasury stock...............................................                (1,151)                --
    Proceeds from exercised options..........................................                    --                 62
    Change in restricted cash, net...........................................                    --             (3,499)
                                                                                         -----------          ----------
  Net cash provided by financing activities..................................                 5,246             42,386
                                                                                         -----------          ----------
  Effect of exchange rate changes on cash and cash equivalents...............                 4,295             (3,097)
  Net increase (decrease) in cash and cash equivalents.......................                (7,396)             8,280
  Cash and cash equivalents at beginning of period...........................                37,598             41,312
                                                                                         -----------          ----------
  Cash and cash equivalents at end of period.................................            $   30,202           $ 49,592
                                                                                         ===========          ==========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for interest.....................................................            $   11,219           $ 15,520
  Cash paid for income taxes.................................................            $    1,171           $  1,806

          The accompanying notes are an integral part of the condensed consolidated financial statements.

                                    HEAD N.V.
                    ITEM 1: NOTES TO THE UNAUDITED CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
Note 1 - The Company

Head N.V. ("Head" or the "Company") was incorporated in Rotterdam, Netherlands, on August 24, 1998. With effect from this date, Head Holding
Unternehmensbeteiligung GmbH ("Head Holding") merged with a wholly owned subsidiary of the Company in a transaction treated as a merger of entities under common control and accounted for on an "as if pooling" basis.

On January 1, 1996, Head Holding Unternehmensbeteiligung GmbH, a subsidiary of Head N.V., acquired 100% of the outstanding shares of HTM Sport- und Freizeitgerate AG ("HTM"). The acquisition has been accounted for as a purchase and accordingly the operating results of HTM have been included in the Company's consolidated financial statements since the date of acquisition.

The Company is a global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. Head N.V. has created or acquired a portfolio of brands -- Head (alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment).


Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The Company and its subsidiaries maintain their accounting records in accordance with their local regulations and have made certain adjustments to these records to present the accompanying financial statements in conformity with generally accepted accounting principles in the United States of America. In addition, the Company publishes its yearly statutory financial statements in accordance with Dutch corporate regulations.

The condensed consolidated financial statements for the three and nine months ended September 30, 2004 included herein have been prepared by Head, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The condensed balance sheet as of December 31, 2003 has been derived from the audited financial statements as of that date, but does not include all disclosures required by generally accepted accounting principles. Head believes the disclosures included in the unaudited condensed consolidated financial statements when read in conjunction with the financial statements and the notes thereto included in Head's Form 20-F as filed with the Securities and Exchange Commission on April 13, 2004 are adequate to make the information presented not misleading.

The unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for a fair statement of Head's financial position, results of operations and cash flows for the periods presented. The result of operations for the three month and nine month period ended September 30, 2004 is not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year.

Consolidation Policies

The consolidated financial statements of Head include the accounts of all majority-owned subsidiaries and entities otherwise controlled by the Company. All intercompany transactions and balances have been eliminated in consolidation.

Computation of Net Income (Loss) per Share

Net income (loss) per share is computed under Statement of Financial Accounting Standards No. 128, Earnings per Share. Basic net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of ordinary shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares are composed of

                                    HEAD N.V.
                    ITEM 1: NOTES TO THE UNAUDITED CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS

incremental shares issuable upon the exercise of share options, and are included in diluted net income (loss) per share to the extent such shares are dilutive.

The basic weighted average shares outstanding of 36,388 thousand and 36,191 thousand for September 30, 2003 and September 30, 2004, respectively, are equal to the diluted weighted average number of shares outstanding as the incremental effect of the following items is antidilutive:

                                                            For the Nine Months
                                                             Ended September 30
                                                         -----------------------
                                                            2003        2004
                                                         ----------- -----------
                                                         (unaudited) (unaudited)
                                                             (in thousands)

Incremental effect of stock options...................      1,315        1,273

Accounting for stock options

The Company accounts for its stock options in accordance with SFAS 123. Accordingly, the Company records stock-based compensation expense based on the grant-date fair values of the stock options computed using the Black-Scholes option pricing model. Stock-based compensation expense is recognized over the vesting term of the options.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46) "Consolidation of Variable Interest Entities, an interpretation of ARB 51". FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIE") by clarifying the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 provides guidance on how to determine when and which business enterprise (the "primary beneficiary") should consolidate the VIE. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The disclosure provisions of FIN 46 are effective in all financial statements initially issued after January 31, 2003. FIN 46 is required to be immediately applied by all entities with a variable interest in a VIE created after January 31, 2003. A public entity with a variable interest in a VIE created before February 1, 2003 is required to apply FIN 46 to that entity no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003.

In December 2003, the FASB revised FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46) and codified certain FASB Staff Positions
(FSPs) previously issued for FIN 46 in FASB Interpretation No. 46, Revised (FIN
46R). FIN 46 as originally issued and as revised by FIN46R, establishes consolidation criteria for entities for which control is not easily discernable under ARB 51. The adoption of FIN 46 and FIN 46R in 2003 did not have a material impact on our financial position or result of operations.

Note 3 - Inventories

Inventories consist of the following (in thousands):

                                    HEAD N.V.
                    ITEM 1: NOTES TO THE UNAUDITED CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS


                                           December 31,        September 30,
                                               2003                 2004
                                           ------------        -------------
                                                                (unaudited)

Raw materials and supplies.............    $    21,545         $      24,307
Work in process........................          9,388                12,082
Finished goods.........................         63,865                99,859
Provisions.............................        (16,154)              (12,591)
                                            -----------         -------------
   Total inventories, net..............    $    78,644         $     123,657
                                            ===========         =============


Note 4 - Financial Instruments

SFAS 133 requires that the Company records all derivatives on the balance sheet at fair value. The Company uses derivative instruments to hedge the foreign exchange risk related to its forecasted and firmly committed foreign currency denominated cash flows. On the date on which a derivative contract is transacted, the Company designates the derivative as a hedging instrument as either a fair value hedge or a cash flow hedge. Changes in derivative fair values that are designated, effective and qualify as the fair value hedges are recognized in earnings as offsets to the related earnings effects of changes in fair value of related hedged assets, liabilities and firm commitments attributable to the hedged risk. Changes in derivative fair values that are designated, effective and qualify as cash flow hedges will be deferred and recorded in equity, as a component of accumulated other comprehensive income
(AOCI), until the hedged transactions affect earnings, at which time the deferred gains and losses on the derivatives designated as cash flow hedges, are recognized in earnings, and classified in accordance with the classification of the hedged item. The Company excludes the time value component of the derivatives' change in fair value from the assessment of hedge effectiveness. The Company enters into hedging relationships to limit the foreign exchange rate risk for periods generally not to exceed one year.

The Company reclassified a gain from AOCI to earnings of $0.1 million and $0.2 million for the three months ended September 30, 2003 and 2004, respectively, and a gain of $0.7 million and $0.4 million for the nine months ended September 30, 2003 and 2004, respectively, due to the realization of the underlying transaction.

The Company recorded the change in fair market value of derivatives related to cash flow hedges to AOCI of a gain of $0.5 million and a loss of $0.1 million, net of tax, for the three months ended September 30, 2003 and 2004, respectively, and of a gain of $0.6 million and a loss of $0.2 million, net of tax, for the nine months ended September 30, 2003 and 2004, respectively, all of which is expected to be reclassified to earnings during the next twelve months. The time value component excluded from effectiveness testing was not material for the periods presented.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategies for undertaking various hedge transactions. The Company links all derivatives that are designated as hedging instruments in foreign currency cash flow hedges to forecasted transactions or firm commitments. In accordance with the provisions of SFAS 133, the Company assesses, both at the inception of each hedge and on an on-going basis, whether the derivatives that are designated in hedging qualifying relationships are highly effective in offsetting changes in fair values or cash flows of the hedged items. When it is determined that a derivative is no longer highly effective as a hedge, the Company discontinues hedge accounting prospectively.

Note 5 - Shareholders' Equity

During the nine months ended September 30, 2004, option holders exercised 193,822 options under our stock option Plan 1998 at an average price of $0.33 per share.

Due to the current economic environment the Company does not consider it prudent to pay a dividend.

                                    HEAD N.V.
                    ITEM 1: NOTES TO THE UNAUDITED CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS

Note 6 - Income Taxes

The Company had net operating loss carryforwards of approximately $394.5 million and $388.7 million as of December 31, 2003 and September 30, 2004, respectively.

In July 1996 the EC limited the utilization of certain net operating losses (approximately $65.5 million as of December 31, 2003). These net operating losses and any related deferred tax asset are not included in the above amounts due to the limitation.

The Company's effective tax rate differed from the statutory tax rate in the Netherlands for the three and nine months ended September 30, 2004, primarily due to a reduction of the Austrian income tax rate from 34% to 25% as of January 1st, 2005, which was resolved in May 2004 and led to a reduction of long-term deferred tax assets mainly on tax losses carried forward of $24.9 million and increased income tax expense.

Note 7 - Research and Development Expense

The Company incurred research and development expense in the amount of $3.2 million and $3.4 million for the three months ended September 30, 2003 and 2004, respectively. For the nine months ended September 30, 2003 and 2004, research and development expense was $10.1 million and $11.2 million, respectively. Research and development expense is included in cost of sales in the accompanying statements of operations.

                                    HEAD N.V.
                    ITEM 1: NOTES TO THE UNAUDITED CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS


Note 8 - Segment Information

The Company operates in one industry segment, Sporting Goods. The following information reflects revenues and long-lived assets based on the location of the Company's subsidiaries.
                                                   For the Three Months
                                                    Ended September 30
                                               --------------------------
                                                  2003            2004
                                               ----------     -----------
                                               (unaudited)    (unaudited)
                                                      (in thousands)
Revenues from External Customers:
Austria....................................... $   28,579     $    61,312
Italy.........................................      9,951           7,003
Germany.......................................     13,782              --
France........................................      7,933           7,076
United Kingdom/Ireland........................      4,436           3,838
Japan.........................................      3,789           2,823

North America.................................     34,057          35,819
Other.........................................     14,055           4,790
                                               ----------     -----------
    Total revenues............................ $  116,581     $   122,661
                                               ==========     ===========

                                                   For the Nine Months
                                                    Ended September 30
                                               --------------------------
                                                  2003            2004
                                               ----------     -----------
                                               (unaudited)    (unaudited)
                                                      (in thousands)
Revenues from External Customers:
Austria....................................... $   52,865     $   123,064
Italy.........................................     40,072          38,517
Germany.......................................     26,693              --
France........................................     18,178          18,127
United Kingdom/Ireland........................     16,319          14,502
Japan.........................................      4,421           3,055
North America.................................     86,926          90,718
Other.........................................     23,892          12,278
                                               ----------     -----------
    Total revenues............................ $  269,366     $   300,261
                                               ==========     ===========

                                    HEAD N.V.
                    ITEM 1: NOTES TO THE UNAUDITED CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS



                                                    December 31,  September 30,
                                                        2003          2004
                                                    ------------  -------------
                                                                   (unaudited)
                                                          (in thousands)
Long lived assets:
Austria......................................     $   24,242     $    24,337
Italy........................................         22,953          18,571
Germany......................................            841             694
France.......................................            218             142
United Kingdom/Ireland.......................          3,992           1,706
Japan........................................          1,625           1,592
Other (Europe)...............................         12,360          17,672
North America................................         30,699          30,654
                                                  ----------     -----------
    Total long lived assets..................     $   96,930     $    95,368
                                                  ==========     ===========

As of January 2004, we have started to centralize our European distribution organizations for Winter Sports and Racquet Sports products so that Head International GmbH, Austria operates as distributor and invoices directly to our customers in Austria, Germany, Switzerland and Italy.

Note 9 - Senior Notes

In January 2004, one of the Company's subsidiaries sold (euro)135.0 million of 8.5% unsecured senior notes due 2014, guaranteed by Head N.V. and certain of its subsidiaries. The Notes are listed on the Luxembourg Stock Exchange.

With the proceeds from the sale, all of the Company's outstanding 10.75% senior notes due 2006 were redeemed. The total redemption payment was (euro)70.1 million ($87.6 million) of which (euro)3.5 million ($4.4 million) represents the redemption premium. As of March 31, 2004, we expensed the remaining capitalized debt issuance cost relating to the 10.75% senior notes of $3.2 million to expense. In addition, the Company used a portion of the remaining proceeds to repay $30.5 million of other outstanding debt. As of December 31, 2003,
(euro)25.1 million ($31.8 million) short-term loans were reclassified to long-term debt due to the Company's intention to refinance them by senior notes. The remainder of the proceeds will be used for working capital and general corporate purposes.

In June 2004, the Company repurchased (euro)5.5 million (approximately $6.8 million) of the 8.5% senior notes issued in January 2004, which mature in total in 2014. The cash outflow was (euro)5.0 million (approximately $6.0 million). The Company has included the (euro)0.5 million (approximately $0.7 million) gain on the repurchase in other comprehensive income until such time as the Company either resells the senior notes or decides to retire the senior notes. At such time the Company will reclassify the gain from other comprehensive income to the statement of operations.

                                    HEAD N.V.
                    ITEM 1: NOTES TO THE UNAUDITED CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS



Note 10 - Product Warranties

Included in accrued expenses and other current liabilities are product warranties that have a probable likelihood of loss and are estimated based on weighted prior year experiences for recognized revenues. As of September 30, 2004, accruals for warranties consist of the following (in thousands):


Balance as of January 1st, 2004             $      3,103
Current year provision                             2,399
Settlements made during the period                (1,348)
Translation adjustment                               (39)
                                            -------------
Balance as of September 30th, 2004          $      4,115
                                            =============

Note 11 - Restructuring Costs

In the nine months ended September 30, 2004 we recorded restructuring costs of $1.7 million consisting of dismissal and transfer costs in connection with the closing of our plant in Mullingar, Ireland and our plant in Tallinn, Estonia. An accrual of $4.8 million was used to pay termination benefits and excess rent. We expect to largely complete the restructuring program during 2004 and expect annual cost savings as a result of the program to be realized beginning in 2005/2006.

As of September 30, 2004, restructuring costs and accruals for restructuring costs consist of the following:

                                                                                                            Total
                                                                                                        restructuring
                                                                                                          charges and
                                                                                                            other
                                                       Employee                         Other related      related
                                                     termination                        restructuring   restructuring
                                                      benefits           Excess rent     program costs   program costs
                                                 --------------------  -------------  ---------------- ----------------
                                                                            (in thousands)

Ireland facility closure......................   $              --      $        --    $       1,397    $      1,397
Estonia closure...............................                  --               --              274             274
                                                 -----------------      -----------    -------------    ------------
                                                                --               --            1,671           1,671

Identified restructuring and future related
program costs.................................                  --               --               431            431
                                                 -----------------      -----------    --------------   ------------
   Total restructuring costs..................   $              --      $        --    $        2,102   $      2,102
                                                 =================      ===========    ==============   ============
Accrual for restructuring costs
-------------------------------
Balance as of January 1st, 2004...............   $           4,420      $       380    $           --   $      4,800
Incurred......................................                  --               --             1,671          1,671
Paid..........................................              (4,502)            (272)           (1,671)        (6,445)
Translation adjustment........................                  82               --                --             82
                                                 -----------------      -----------    --------------   -------------
Balance as of September 30th, 2004............   $              --      $       108    $           --   $        108
                                                 =================      ===========    ==============   =============

                                    HEAD N.V.
                    ITEM 1: NOTES TO THE UNAUDITED CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS



As of December 31, 2003, we intended to sell our property in Tallinn, Estonia therefore we reclassified $2.6 million of fixed assets to current assets. In October 2004, we signed a lease agreement (see Note 13) and reclassified $2.5 million as held and used at its carrying amount before the property was classified as held for sale, adjusted for depreciation of $0.1 million that would have been recognized had the asset been continuously classified as held and used.

We have the intention to sell a warehouse in Italy and reclassified $2.8 million as of September 30, 2004, of fixed assets to current assets. In September 2004 we sold our property in Mullingar, Ireland for (euro)5.7 million (approximately $6.9 million) with a gain of (euro)4.7 million (approximately $5.6 million).

Note 12 - Long-Term Supplier Contract

In July 2004, Head signed a new long-term supplier contract for tennis, squash and racquetball racquets effective April 1st, 2005 to renew business relations with an existing supplier. The agreement will automatically extend after the agreed expiring date December 31st, 2009 if none of the two parties cancel.

Note 13 - Subsequent Events

In October 2004, Head entered into a lease agreement with respect to the property in Tallinn, Estonia. The lessee has a purchase option to be executed within two years. Paid usufruct fees will than be credited against the purchase price.

In November 2004, Head received a prepayment on a licensing agreement starting on April 1st, 2005 representing the minimum license fee for 5 years discounted by an annual interest rate of 1.5%.

                                    HEAD N.V.
            ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

Overview:

We are a leading global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. We have created or acquired a portfolio of brands - Head (alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment) - which are among the most widely recognized names within their respective markets.

We generate revenues in our principal markets by selling goods directly to retail stores and to a lesser extent, by selling to distributors. We also receive licensing and royalty income. As many of our goods, especially Winter Sports goods, are shipped during a specific part of the year, we experience highly seasonal revenue streams. Following industry practice, we begin to receive orders from our customers in the Winter Sports division from March until June, during which time we book approximately three quarters of our orders for the year. We will typically begin shipment of skis, boots and bindings in July and August, with the peak shipping period occurring in October and November. At this time, we will begin to receive re-orders from customers, which constitute the remaining quarter of our yearly orders. Re-orders are typically shipped in December and January. Racquet Sports and Diving product revenues also experience seasonality, but to a lesser extent than Winter Sports revenues. During the first nine months of any calendar year, we typically generate more than 75% of our Racquet Sports and Diving product revenues, but only 45% of our Winter Sports revenue. Thus, we typically generate only some 65% of our total year gross profit in the first nine months of the year, but we incur some 70% of fixed general and administration and marketing expenses in this period.

The 2003/2004 winter season had a good start in Europe and in North America with good snow conditions in all major areas. Japan was still slow, suffering from the continuing difficult economic environment and a very late arrival of the snow. Later in the season North America and part of Europe had substantial "bad" weather (not conducive to good snow conditions) which resulted in a stable market.

While the worldwide market in tennis has shown a decline during the last ten years measured in volumes, it has shown some recovery in 2004. The introduction of the Head Liquidmetal racquet in August 2003 resulted in increased sales starting in the third quarter of 2003, primarily in the United States and Japan, and strengthened our market share globally. The market for tennis balls is generally showing some recovery. In the first half of 2004 in the United States sales volumes of both tennis racquets and tennis balls increased while tennis racquet sales volumes in Japan remained static. Due to bad weather conditions during summer 2004, retailers in many markets reported higher than average inventories, thus reducing purchases for the second half of this year. For the full year we expect global sales volumes of racquets and balls to show a slight increase over 2003.

The overall market for diving equipment is perceived to be flat in USA and declining in Europe and Japan due to fewer people traveling worldwide to dive centers and resorts and making corresponding purchases of equipment. A growth potential has been identified in Southeast Asia on which we have a growing focus though dedicated area managers and marketing actions. In addition to this geographic focus, our strategy is to improve product availability and customer satisfaction.

                                    HEAD N.V.
            ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


Results of Operations for the Three Months and Nine Months Ended September 30, 2004 and 2003


The following table sets forth certain consolidated statements of operations data (in thousands):

                                                        For the Three Months      For the Nine Months
                                                        Ended September 30,       Ended September 30,
                                                     -----------------------  --------------------------
                                                        2003        2004          2003          2004
                                                     ----------- -----------  ------------   -----------
                                                    (unaudited)  (unaudited)  (unaudited)    (unaudited)
REVENUES
Total revenues ..................................   $ 116,581     $ 122,661     $ 269,366     $ 300,261
Cost of sales ...................................      70,532        73,908       167,838       181,994
                                                    ---------     ---------     ---------     ---------
  Gross profit ..................................      46,049        48,753       101,528       118,267
                                                    =========     =========     =========     =========
  Gross margin ..................................       39.5%         39.7%         37.7%         39.4%
Selling and marketing expense ...................      27,975        29,512        82,630        87,971
General and administrative expense (excl.
  non-cash compensation expense) ................       9,792         3,386        27,790        24,289
Non-cash compensation expense ...................         164           139           491           416
Restructuring costs .............................         390           419           875         1,671
                                                    ---------     ---------     ---------     ---------
  Operating income (loss) .......................       7,729        15,297       (10,258)        3,921
                                                    =========     =========     =========     =========
Interest expense ................................      (3,444)       (4,193)      (10,241)      (21,426)
Interest income .................................         173           330           731         1,300
Foreign exchange gain (loss) ....................        (478)         (167)         (165)          300
Other income (expense), net .....................         (97)          (16)         (115)           18
                                                    ---------     ---------     ---------     ---------
  Income (loss) from operations before
     income taxes ...............................       3,883        11,252       (20,048)      (15,887)
Income tax benefit (expense) ....................      (1,703)       (3,142)        3,441       (21,131)
                                                    ---------     ---------     ---------     ---------
  Net income (loss) .............................   $   2,180     $   8,110     $ (16,607)    $ (37,019)
                                                    =========     =========     =========     =========


Total Revenues. For the three months ended September 30, 2004, total revenues increased by $6.1 million, or 5.2%, to $122.7 million from $116.6 million in the comparable 2003 period. This increase was due to higher sale of winter sports products and the strengthening of the euro against the U.S. dollar partially offset by lower sales of racquet sports products. For the nine months ended September 30, 2004, total revenues increased by $30.9 million, or 11.5%, to $300.3 million from $269.4 million in the comparable 2003 period. This increase was due to the strengthening of the euro against the U.S. dollar and improved sales volumes and prices in all of our product lines.

                                    HEAD N.V.
            ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


                          For the Three Months       For the Nine Months Ended
                          Ended September 30,              September 30,
                           2003          2004           2003           2004
                       ------------ -------------  -------------- --------------
                       (unaudited)   (unaudited)    (unaudited)     (uanudited)
                             (in thousands)                (in thousands)

Product category:
Winter Sports......... $   60,018    $  68,888       $   82,425     $   98,290
Racquet Sports........     41,693       39,115          128,805        135,530
Diving................     12,847       12,726           51,383         58,607
Licensing.............      2,023        1,931            6,754          7,833
                       ----------    ---------       ----------     ----------
   Total Revenues..... $  116,581    $ 122,661       $  269,366     $  300,261
                       ==========    =========       ==========     ==========


Winter Sports revenues for the three months ended September 30, 2004 increased by $8.9 million, or 14.8%, to $68.9 million from $60.0 million in the comparable 2003 period. For the nine months ended September 30, 2004, Winter Sports revenues increased by $15.9 million, or 19.2%, to $98.3 million from $82.4 million in the comparable 2003 period. This increase was due to the strengthening of the euro against the U.S. dollar, higher sales volumes and higher prices for bindings and an improved product mix for skis and ski boots.

Racquet Sports revenues for the three months ended September 30, 2004 decreased by $2.6 million, or 6.2%, to $39.1 million from $41.7 million in the comparable 2003 period. This decrease results from lower sales prices for tennis racquets and lower sales volumes for tennis balls, partially offset by the strengthening of the euro against the U.S. dollar. For the nine months ended September 30, 2004, Racquet Sports revenues increased by $6.7 million, or 5.2%, to $135.5 million from $128.8 million in the comparable 2003 period. This mainly resulted from improved sales volumes in tennis racquets and the strengthening of the euro against the U.S. dollar.

Diving revenues for the three months ended September 30, 2004 decreased by $0.1 million, or 0.9%, to $12.7 million from $12.8 million in the comparable 2003 period. For the nine months ended September 30, 2004, Diving product revenues increased by $7.2 million, or 14.1%, to $58.6 million from $51.4 million in the comparable 2003 period. This results mainly from increased sales volumes due to better product availability and the strengthening of the euro against the U.S. dollar.

Licensing revenues for the three months ended September 30, 2004 decreased by $0.1 million, or 4.5%, to $1.9 million from $2.0 million in the comparable 2003 period. This decrease is due to timing differences. For the nine months ended September 30, 2004, licensing revenues increased by $1.1 million, or 16.0%, to $7.8 million from $6.8 million in the comparable 2003 period due to increased revenues from existing contracts and from new licensing agreements.

Gross Profit. For the three months ended September 30, 2004, gross profit increased by $2.7 million, or 5.9%, to $48.8 million from $46.0 million in the comparable 2003 period. Gross margin increased to 39.7% in this period from 39.5% in the comparable 2003 period. For the nine months ended September 30, 2004, gross profit increased by $16.7 million, or 16.5%, to $118.3 million from $101.5 million in the comparable 2003 period. Gross margin increased to 39.4% in this period from 37.7% in the comparable 2003 period due to improved operating performance and product mix sales.

Selling and Marketing Expenses. For the three months ended September 30, 2004, selling and marketing expenses increased by $1.5 million, or 5.5%, to $29.5 million from $28.0 million in the comparable 2003 period. For the nine months ended September 30, 2004, selling and marketing expenses increased by $5.3 million, or 6.5%, to $88.0 million from $82.6 million in the comparable 2003 period. The increase was due to the strengthening of the euro against the U.S. dollar, which adversely impacted our predominantly euro denominated costs.

General and Administrative Expenses (excluding non-cash compensation expense). For the three months ended September 30, 2004, general and administrative expenses decreased by $6.4 million, or 65.8%, to $3.4 million from $9.8 million in the comparable 2003 period. For the nine months ended September 30, 2004, general and

                                    HEAD N.V.
            ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

administrative expenses decreased by $3.5 million, or 12.7%, to $24.3 million from $27.8 million in the comparable 2003 period. The decrease was due to the gain on the sale of the property in Mullingar, Ireland of $5.6 million partially offset by the strengthening of the euro against the U.S. dollar, which adversely impacted our predominantly euro denominated costs and increased administrative costs.

Non-Cash Compensation Expense. We also recorded a non-cash compensation expense of $0.1 million and $0.2 million for the three months ended September 30, 2004 and 2003, respectively, and $0.4 million and $0.5 million for the nine months ended September 30, 2004 and 2003, respectively, due to the grant of stock options under our stock option plans of 1998 and 2001 and the resulting amortization expense.

Restructuring Costs. In addition, in the nine months ended September 30, 2004 we recorded restructuring costs of $1.7 million consisting of dismissal and transfer costs in connection with the closing of our production facility in Mullingar, Ireland and our plant in Tallinn, Estonia. In comparison, in the nine months ended September 30, 2003 we incurred restructuring costs of $0.9 million consisting of severance payments, stay bonuses and excess rent due to the movement of our US winter sports organization to our US headquarters (see Note
11).

Operating Income (Loss). As a result of the foregoing factors, operating income for the three months ended September 30, 2004 increased by $7.6 million to $15.3 million from $7.7 million in the comparable 2003 period. For the nine months ended September 30, 2004, an operating income of $3.9 million was generated compared to an operating loss of $10.3 million in the comparable 2003 period, an improvement of $14.2 million.

Interest Expense. For the three months ended September 30, 2004, interest expense increased by $0.8 million, or 21.8%, to $4.2 million from $3.4 million in the comparable 2003 period. This increase is due to the higher amount of debt (denominated in euro) of our newly issued 8.5% senior notes, further adversely impacted by the strength of the euro against the U.S. dollar, partially offset by reduced interest expense of short-term borrowings. For the nine months ended September 30, 2004, interest expense increased by $11.2 million, or 109.2%, to $21.4 million from $10.2 million in the comparable 2003 period. This increase was mainly due to the following: write-off of the capitalized debt issuance costs of $3.2 million relating to our former 10.75% senior notes, which were repaid with proceeds from our new 8.5% senior notes in January 2004; the premium of $4.4 million for the early redemption of the 10,75% senior notes; the higher interest expenses due to higher debt of the group. The strength of the euro against the U.S. dollar further impacted these predominantly in euro denominated expenses.

Interest Income. For the three months ended September 30, 2004, interest income increased by $0.2 million, or 90.6%, to $0.3 million from $0.2 million in the comparable 2003 period. For the nine months ended September 30, 2004, interest income increased by $0.6 million, or 77.8%, to $1.3 million from $0.7 million in the comparable 2003 period. This increase was due to higher cash on hand as well as due to the strengthening of the euro against the U.S. dollar.

Foreign Exchange Gain (Loss). For the three months ended September 30, 2004, we had a foreign currency exchange loss of $0.2 million, compared to $0.5 million in the comparable 2003 period. For the nine months ended September 30, 2004, the foreign currency exchange gain was $0.3 million compared to a loss of $0.2 million in the comparable 2003 period.

Other Income (Expense), net. For the three months ended September 30, 2004, other expense, net decreased by $0.1 million to $0.01 million from $0.1 million in the comparable 2003 period. For the nine months ended September 30, 2004, other income (expense), net increased by $0.1 million to other income, net of $0.01 million from other expense, net of $0.1 million in the comparable 2003 period.

Income Tax Benefit (Expense). For the three months ended September 30, 2004, income tax expense was $3.1 million compared to $1.7 million in the comparable 2003 period. For the nine months ended September 30, 2004, income tax expense was $21.1 million compared to an income tax benefit of $3.4 million for the comparable 2003 period. This increase in income tax expense is mainly due to a reduction in Austrian tax rate which led to a decrease in deferred tax asset resulting from tax losses carried forward of $24.9 million (see Note 6).

Net Income ( Loss). As a result of the foregoing factors, for the three months ended September 30, 2004, net income increased to $8.1 million compared to a net income of $2.2 million in the comparable 2003 period. For

                                    HEAD N.V.
            ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS



the nine months ended September 30, 2004, the net loss increased to $37.0 million from $16.6 million in the comparable 2003 period.

Liquidity and Capital Resources:

For the nine months ended September 30, 2004, cash used for operating activities increased by $4.7 million, or 93.4%, to $9.8 million from $5.1 million in the comparable 2003 period. This was mainly due to lower cash generated from income, cash used for restructuring and higher working capital requirements resulting from an increase in inventories, partially offset by a reduction of accounts receivable. In addition, cash was used to purchase property, plant and equipment of $15.6 million and to repurchase (euro)5.5 million of the 8.5% senior notes issued in January 2004 which led to a cash outflow of $6.0 million (see Note 9).

We increased our cash position with a portion of the net proceeds from our newly issued 8.5% senior notes due 2014. We used part of the proceeds from the 8.5% senior notes to redeem at a premium our outstanding 10.75% senior notes due 2006, certain other long-term debts, and $29.7 million of originally classified as short-term borrowings and reclassified as long-term debt, as of December 31, 2003 (see Note 9).

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Head N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   HEAD N.V.


Date: November 10, 2004                 By:  /s/ JOHAN ELIASCH
                                             ---------------------

                                   Title:   Chairman and Chief Executive Officer